UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*

                         LUCAS EDUCATIONAL SYSTEMS, INC.
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                                (Name of Issuer)


                         Common Stock, Par Value $0.001
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                         (Title of Class of Securities)


                                   549332 10 4
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                                 (CUSIP Number)


                Jerry R. Lucas, P.O. Box 789, Templeton, CA 93465
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(Name, Address and Telephone Number of Person Authorized to Receive Notices  and
 Communications)


                                 March 24, 2000
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            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 549332 10 4                          Page     2     of     5     Pages
          ------------                              ---------    ---------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jerry R. Lucas, SSN ____________________

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    [ ]
                                                                      (b)    [X]

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS*

                      PF

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED  PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States of America

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                     7          SOLE VOTING POWER

   Number of                        10,045,000
    Shares
 Beneficially       ------------------------------------------------------------
   Owned by          8          SHARED VOTING POWER
     Each
   Reporting                             -0-
    Person
     With           ------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                    10,045,000

                    ------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                         -0-

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               10,045.000

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    12       CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11)  EXCLUDES CERTAIN
             SHARES*                                                         [ ]


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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      59.7%

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    14       TYPE OF REPORTING PERSON*

                      IN

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

Item 1.    Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share, of Lucas Educational Systems, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at P.O. Box 789, Templeton, CA 93465.

Item 2.    Identity and Background.

         This statement is filed with respect to the beneficial ownership of 5,803,036 shares of the Issuer's Common Stock, consisting of the right to obtain such shares upon exercise of 58,030.36 shares of Issuer's Series A Convertible Preferred Stock. The following information is provided regarding the owner:

         (a)   Name:                     Jerry R. Lucas

         (b)   Business Address:         P.O. Box 789
                                         Templeton, CA 93465

         (c)   Principal Occupation: Chairman of Lucas Educational Systems, Inc.

         (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Registrant is a citizen of the United States of America.

Item 3.    Source and Amount of Funds, or Other Consideration.

         Personal funds.

Item 4.    Purpose of Transaction.

         Registrant founded the Issuer to market and distribute products based upon a proprietary memory enhancement methodology developed by the Registrant. Registrant acquired shares of the Issuer upon its formation and has acquired additional shares of Common Stock and options to purchase Common Stock. All such shares have been acquired with Registrant's personal funds.

         On March 24, 2000, the Issuer concluded a private placement of $1,400,000 of Series A Convertible Preferred Stock. Pursuant to the offering, Registrant and Issuer entered into the Employment Agreement attached as an exhibit hereto. Such Agreement provides Registrant the right and option to acquire 2,000,000 shares upon reaching certain defined milestones.

         The purpose of the transactions in such shares was to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for its products. Registrant takes an active role in the management of the Issuer and is Chairman and Chief Spokesperson.

         Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the OTC Bulletin Board; (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

Item 5.    Interests in Securities of the Issuer.

         (a) 10,045,000 shares (59.7% of shares outstanding before any conversions or exercises of derivative securities other than those of the Registrant), consisting of 8,045,000 shares and options to acquire 2,000,000 shares.

         (b)  Jerry R. Lucas. - sole power to vote and dispose.

         (c)  See Item 4.

         (d)  None.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Employment Agreement dated March 22, 2000 between Lucas Educational Systems, Inc. and Jerry R. Lucas.

Signature

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



March 29, 2000                                               /s/ Jerry R. Lucas
--------------------------                                   ------------------
Date                                                             Jerry R. Lucas